UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                Commission File Number:  0-25308

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One) [ ] Form 10-K and Form 10-KSB[ ] Form 20-F [ ] Form 11-K
            [X] Form 10-Q and Form 10-QSB[ ] Form N-SAR

For Period Ended:  September 30, 2001
          [ ]  Transition  Report on Form 10-K
          [ ]  Transition  Report on Form 20-F
          [ ]  Transition  Report  on Form  11-K
          [ ]  Transition  Report on Form 10-Q
          [ ]  Transition  Report  on Form  N-SAR
       For the Transition  Period Ended: ______________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____________________________

                                     PART 1
                             REGISTRANT INFORMATION

Full Name of Registrant:       FIRST LOOK MEDIA, INC.

Former Name if Applicable:     Overseas Filmgroup, Inc.

Address of Principal Executive Office (Street and Number):

8800 Sunset Boulevard, Third Floor

City, State and Zip Code:   Los Angeles, California 90069

                                    PART II
                            RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]      (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

[x]     (b)       The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)       The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra
Sheets if Needed)



     The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 could not be completed in time without unreasonable effort and expense to the Company because the review being performed by independent auditors requires further information from the Company which cannot be obtained sufficiently quickly enough to meet the filing date.



                                     PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Douglas B. McClure, Esq.    (310)                855-1199
             (Name)                (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?      [ X ] Yes    [  ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that the Form 10-Q will reflect the following changes in results of operations from the prior fiscal year:

       The Company's revenues for the quarter ended September 30, 2001 are expected to be approximately $8.7 million, compared to approximately $4.8 million for the quarter ended September 30, 2000. This increase was primarily due to a greater number of films generating revenue during the third quarter of 2001 compared to the third quarter of 2000. The Company expects to record a net loss of approximately $720,000 for the quarter ended September 30, 2001, compared to a net loss of approximately $165,000 for the quarter ended September 30, 2000. This increase in net loss was primarily due to a decrease in other income resulting from the recognition of a non-recurring capital gain of $625,000 on the sale of securities during the quarter ended September 30, 2000 and a net increase of $14,000 in interest expense and other income (expense) during the quarter ended September 30, 2001 compared to the quarter ended September 30, 2000.

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                           First Look Media, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 15, 2001                   By: /s/ William F. Lischak
       -----------------                   -----------------------------------
                                           William F. Lischak, Chief Operating
                                           Officer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See U.S.C. 1001).


                           GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).